Focus Impact Acquisition Corp.
250 Park Avenue, Ste. 911
New York, NY, 10177

July 15, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attn: Cara Wirth

Re:	Focus Impact Acquisition Corp. Registration Statement on Form S-1 Filed April 23, 2021 and Amendment No. 1 to Registration Statement on Form S-1 Filed June 3, 2021 File No. 333-255448

Ms. Wirth:

This letter sets forth responses of Focus Impact Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 20, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) and in your letter dated June 15, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1.

The text of the Staff’s comments has been included in this letter for your convenience. For your convenience, we have also set forth the Company’s response to each of the comments immediately below each comment.

In addition, the Company has revised its Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement on Form S-1 with this letter.

Registration Statement on Form S-1 Filed April 23, 2021

Our Team, Partner, and Advisory Board
Our Partner, page 10

1.
Staff’s comment: We note that you refer to Auldbrass Partners as your "partner." Please revise your disclosure to clarify, if true, that you are not in a legally-binding partnership with Auldbrass Partners. If this is not the case, please revise your disclosure accordingly and file any related written agreements. Please refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to clarify that it is not in a legally-binding partnership with Auldbrass Partners.

Amendment No. 1 to Registration Statement on Form S-1 filed June 3, 2021

General

2.
Staff’s comment: Article Twelve of your Form of Amended and Restated Certificate of Incorporation, filed as Exhibit 3.2, states that your exclusive forum provision will not apply to claims arising under the Securities Act. However, we note that the disclosure in your Registration Statement filed on April 23, 2021 (in your Risk Factors on page 67 and Description of Securities on page 152) states that your Amended and Restated Articles of Incorporation will provide concurrent jurisdiction in the Court of Chancery and the federal district court for the District of Delaware for any claims arising under the Securities Act. Please revise to reconcile this inconsistency.

Response: The Company acknowledges the Staff’s comment and has revised the exclusive forum provision in Article Twelve of the Form of Amended and Restated Certificate of Incorporation, filed as Exhibit 3.2, to provide for concurrent jurisdiction in the Court of Chancery and the federal district court for the District of Delaware for any claims arising under the Securities Act.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Carl Stanton
Chief Executive Officer

Via E-mail:

cc:	Peter S. Seligson Kirkland & Ellis LLP William J. Cooper Sidley Austin LLP